HERCULES SUB LLC

(F/K/A Hornbeck Offshore Services, Inc.)

103 Northpark Boulevard, Suite 300

Covington, Louisiana 70433

September 1, 2026

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Daniel Morris
Cheryl Brown

Re:	Hornbeck Offshore Services, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-275939

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Hornbeck Offshore Services, Inc. (N/K/A Hercules Sub LLC), formerly a Delaware corporation (now a Delaware limited liability company) (the “Company”), hereby respectfully requests that the Registration Statement on Form S-1 (File No. 333-275939), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), be withdrawn, effective as of the date hereof. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on December 7, 2023, and most recently amended on January 13, 2026.

The Company is seeking withdrawal of the Registration Statement because the Company consummated a business combination on September 1, 2026 and, as a result, the Company is no longer pursuing an initial public offering. Accordingly, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Commission has not declared the Registration Statement effective under the Securities Act and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company (including a successor), a majority-owned subsidiary of the Company, or a parent that owns more than 50 percent of the Company’s outstanding voting securities.

Please contact Matthew R. Pacey, P.C. or Ieuan List of Kirkland & Ellis LLP at (713) 836-3786 or (512) 355-4375, respectively, if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

HERCULES SUB LLC

By:	/s/ Todd M. Hornbeck
Name: Todd M. Hornbeck
Title: President and Chief Executive Officer

cc:	Matthew R. Pacey, P.C (Kirkland & Ellis LLP)

Ieuan List (Kirkland & Ellis LLP)